THRIVENT MUTUAL FUNDS

625 FOURTH AVENUE SOUTH

MINNEAPOLIS, MINNESOTA 55415

February 1, 2017

VIA EDGAR CORRESPONDENCE

Alberto Zapata

U.S. Securities and Exchange Commission

Division of Investment Management100 F Street, N.E.

Washington, D.C. 20549

Re:	Thrivent Mutual Funds Form N-1A Registration Statement
File Nos. 033-12911 and 811-05075

Mr. Zapata:

On January 5, 2017, you provided comments based on a review of the N-1A registration statement of Thrivent Mutual Funds (the “Registrant”, and each of its series a “Fund”). Any defined terms used in this letter that are not defined herein have the definitions given to them in the N-1A. The following is a description of the comments presented and the Registrant’s responses.

1) Please ensure that each Fund has a ticker with its series and class identifiers on EDGAR, pursuant to Regulation S-T.

The Registrant has ensured that each Fund’s ticker appears in EDGAR.

2) Please supplementally provide the fee tables for Thrivent Low Volatility Equity Fund and Thrivent Multidimensional Income Fund.

The Registrant has provided the fee tables in Appendix A to this letter.

3) If applicable, please include a line for Acquired Fund Fees and Expenses in the fee table for the Funds.

The Registrant has included that line in the fee table where applicable.

4) For any Fund that had adopted a policy to invest – under normal circumstances – at least 80% of the value of its assets in a particular type of investments pursuant to Rule 35d-1, does the Fund include derivatives for purposes of the policy? If it does, please explain how the Fund values derivatives for purposes of the policy.

The Funds do not include derivatives as part of the assets used to meet an 80% policy pursuant to Rule 35d-1.

5) For any Fund that invests in derivatives, please disclose the permissible purposes for using derivatives.

The Registrant has added the requested disclosure.

6) Please clarify the disclosure regarding the Funds’ ability to invest in other funds that are only offered to the Funds and its affiliates.

The Registrant has revised the disclosure.

7) Please clarify the sentence that reads: “Over a full market cycle, the Fund seeks to produce returns similar to an index but with less volatility.”

The Registrant has revised the disclosure.

8) Please consider whether it would be appropriate to add underlying funds risk and/or emerging markets risk to the prospectus for Thrivent Low Volatility Equity Fund.

Thrivent Low Volatility Equity Fund will not invest in other investment companies or emerging markets securities as a principal investment strategy. Accordingly, the Registrant believes that no additional disclosure is necessary.

9) For Thrivent Multidimensional Income Fund, please add a footnote to the fee table that explains that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

The Registrant has added the requested disclosure.

10) Please add disclosure regarding the risks of exposure to the energy sector from MLPs.

The Registrant has added the requested disclosure.

11) Please consider whether the unique tax characteristics of MLPs warrant disclosure.

The Registrant has disclosed that investments in MLPs are subject to tax risks.

12) Pursuant to IM Guidance Update No. 2016-02, please consider whether the Funds’ risk disclosures are adequate in light of current conditions.

The Registrant has reviewed its risk disclosures and believes that they are adequate in light of current conditions.

13) Please add risk disclosure regarding emerging markets and sovereign debt to the prospectus of Thrivent Multidimensional Income Fund.

The Registrant has added the requested disclosure.

14) Under Leveraged Loan Risk, please disclose that certain loans may take more than seven days to settle.

The Registrant has added the requested disclosure.

15) Pursuant to Instruction 4 of Item 9 in Form N-1A, please disclose any policy to concentrate in securities of issuers in a particular industry or group of industries.

None of the Funds has such a policy. Accordingly, the Registrant believes that no additional disclosure is necessary.

16) Pursuant to Item 9(a) of Form N-1A, please state that those the Funds’ investment objectives may be changed without shareholder approval, if applicable.

The Registrant has revised the disclosure, as applicable.

17) Please add disclosure to clarify which Fund(s) may invest in emerging markets securities as described in “Other Securities and Investment Practices.”

The Registrant has revised the disclosure.

18) Please revise the disclosure to clarify the references to Fund(s) that may engage in foreign currency transactions as described in “Other Securities and Investment Practices.”

The Registrant has revised the disclosure.

19) Please revise the disclosure to clarify the references to Fund(s) in the discussion of restricted and illiquid securities.

The Registrant has revised the disclosure.

20) Please provide more detailed disclosure explaining each Fund’s ability to invest “to a limited extent” in restricted and illiquid securities.

The Registrant has revised the disclosure.

21) Pursuant to Instruction 6 of Item 9 in Form N-1A, please add additional disclosure regarding temporary defensive investing.

The Registrant has revised the disclosure.

22) Please move “Investing-in-Funds Risk” to the Glossary of Principal Risks.

The Registrant has moved the disclosure as requested.

23) Pursuant to Item 10(a)(1)(ii)(A) of Form N-1A, please revise the language regarding advisory fees since neither Thrivent Low Volatility Equity Fund nor Thrivent Multidimensional Income Fund have operated for a full fiscal year.

The Registrant has revised the disclosure to note that no advisory fee information is presented since each Fund’s inception date will coincide with the effective date of the Form N-1A.

24) Please supplementally explain the role of Thrivent Financial Investor Services Inc. in connection with the contact information included in the “Shareholder Information” section.

Thrivent Financial Investor Services Inc. (TFISI) provides transfer agency and dividend payment services necessary to the Funds on a per-account basis. In this context, the TFISI information included under “Credit” is requested in connection with a wire transfer request; a Fund shareholder needs TFISI’s bank account registration when sending funds via wire for purchase.

25) If any Fund will write credit default swaps (CDS), please supplementally confirm that the Fund will segregate the full notional amount to cover such obligations.

If a Fund has an obligation related to the sale of a CDS, it segregates the full notional amount required to cover such obligation.

26) For Registrants disclosing that funds may enter into total return swaps (TRS), please note that TRS are considered senior securities within the meaning of section 18 of the Investment Company Act of 1940 (Section 18) and therefore subject to the segregation requirements set forth in U.S. Securities and Exchange Commission Releases No. IC-10666 and No. IC-31933 (the “Releases”).

The Registrant acknowledges that total return swaps are considered senior securities under Section 18 and subject to the requirements of the Releases.

27) Pursuant to Item 16(d) of Form N-1A, please add disclosure to the Statement of Additional Information (SAI) section “Investment Policies and Restrictions” of the Funds’ policy regarding temporary defensive positions, including types of permissible investments.

The Registrant has added the requested disclosure.

28) Please add biographical information for and remove the brackets in references to Robert J. Chersi and Verne O. Sedlacek on pages 34-36 and 38-39 of the SAI, as applicable.

The Registrant has added and revised the disclosure as requested.

29) Please complete the SAI tables regarding items such as significant shareholders of the Funds and other accounts managed by the Funds’ portfolio managers.

The Registrant will ensure that all tables are completed in the 485(b) filing.

30) Please ensure that Part C of Form N-1A contains the required exhibits or disclosure incorporating by reference from other filings, as applicable.

The Registrant will include all required exhibits and disclosure in its 485(b) filing.

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If you have any additional comments or questions, please feel free to contact me at (612) 844-4198.

Thank you,

/s/ Michael W. Kremenak

Michael W. Kremenak

Secretary and Chief Legal Officer

Appendix A

Multidimensional Income Fund

SHAREHOLDER FEES (fees paid directly from your investment)
Maximum Sales Charge (Load)	None
Maximum Deferred Sales Charge (Load)	None
ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%
Distribution and Service (12b-1)	None
Other Expenses	1.10%
Acquired Fund (Underlying Fund) Fees and Expenses[1]	0.07%
Total Annual Fund Operating Expenses	1.72%
Less Expense Reimbursement[2]	0.57%
Net Annual Fund Operating Expenses	1.15%

1 Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

2 The Adviser has contractually agreed, through at least February 28, 2018, to waive certain fees and/or reimburse certain expenses associated with the Class S shares of the Thrivent Multidimensional Income Fund in order to limit the Net Annual Fund Operating Expenses (excluding Acquired Fund (Underlying Fund) Fees and Expenses, if any) to an annual rate of 1.15% of the average daily net assets of the Class S shares. This contractual provision, however, may be terminated before the indicated termination date upon the mutual agreement between the Independent Trustees of the Fund and the Adviser.

Low Volatility Equity Fund

SHAREHOLDER FEES
(fees paid directly from your investment)
Maximum Sales Charge (Load)	None
Maximum Deferred Sales Charge (Load)	None
ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of
the value of your investment)
Management Fees	0.60%
Distribution and Service (12b-1)	None
Other Expenses	3.83%
Total Annual Fund Operating Expenses	4.43%
Less Expense Reimbursement[1]	3.23%
Net Annual Fund Operating Expenses	1.20%

1 The Adviser has contractually agreed, through at least February 28, 2018, to waive certain fees and/or reimburse certain expenses associated with the Class S shares of the Thrivent Low Volatility Equity Fund in order to limit the Net Annual Fund Operating Expenses (excluding Acquired Fund (Underlying Fund) Fees and Expenses, if any) to an annual rate of 1.20% of the average daily net assets of the Class S shares. This contractual provision, however, may be terminated before the indicated termination date upon the mutual agreement between the Independent Trustees of the Fund and the Adviser.